FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2007

Kimber Resources Inc.

(Translation of registrant's name into English)

Suite 215 - 800 West Pender St. Vancouver, British Columbia V6C 2V6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No . ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Exhibit Index

Exhibit Number	Description
99.1	News Release dated August 27, 2007 – KIMBER CONFIRMS SECURITY OF CASH POSITION

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kimber Resources Inc.
(Registrant)

By:/s/ " M.E. Hoole"

M.E. Hoole
Vice President & Corporate Secretary

Date   **August 27, 2007**

Exhibit 99.1



NEWS RELEASE

Suite 215 – 800 West Pender St
Vancouver, BC V6C 2V6

t: 604 669 2251
    866 824 1100
f: 604 669 8577
w. www.kimberresources.com

KIMBER CONFIRMS SECURITY OF CASH POSITION

August 27, 2007

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Kimber Resources confirms that it does not hold any asset-backed commercial paper. It is the policy of the Company not to invest in asset backed commercial paper or any investment with significant credit risk.

Kimber's total cash and cash equivalents of approximately C$5.5million are held in cash and Bankers Acceptances with major Canadian Banks (maturities of 90 days or less).

About Kimber

Kimber Resources Inc. holds a 100% interest in the Monterde and Setago properties located in the Sierra Madre of northern Mexico as well as the 6300 hectare Pericones property, which is located about 100 kilometres southwest of Mexico City in Estado de Mexico. All projects are 100% owned and free of royalties. On the Monterde property, the Company has two principal objectives: to advance the Carmen deposit to feasibility and to find and develop additional mineral resources within the Monterde property. The Carmen deposit, an underground mine in the 1930's and a typical low sulphidation epithermal system, is oxidized and hosts the majority of the resources on Monterde: 1.356 million gold-equivalent ounces in Measured & Indicated and 0.263 million in Inferred. Total resources on the Monterde property are 1.515 million gold-equivalent ounces in Measured & Indicated and 0.422 million in Inferred. An exploration program directed at additional resources has identified two drill targets. Until the commencement of the exploration program, less than 5% of the 28,000 hectare property had been explored by modern methods. The Setago property covers an epithermal system some 24 kilometres west of Monterde. The Pericones property contains wide-spread silver mineralization with promising grades within old workings and elsewhere.

FOR FURTHER INFORMATION PLEASE CONTACT:

Robert Longe, P.Eng

President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com